MFS® INVESTMENT MANAGEMENT

500 Boylston Street, Boston, Massachusetts 02116-3741

617 - 954-5000

September 11, 2009

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Registration Statement on Form N-14 by MFS® Variable Insurance Trust II

Dear Sir or Madam:

Enclosed for filing pursuant to (1) the Securities Act of 1933, as amended, (ii) General Instruction B to Form N-14 and (iii) Item 101 of Regulation S-T, is a Registration Statement on Form N-14 (the “Registration Statement”) including the proxy statement/prospectus, statement of additional information, other information and exhibits. No filing fee is required pursuant to General Instruction B of Form N-14.

The purpose of the Registration Statement is to effect a reorganization of MFS Capital Appreciation Portfolio, (“Capital Appreciation Portfolio”) with MFS Massachusetts Investors Growth Stock Portfolio (“Massachusetts Investors Growth Stock Portfolio”), each a series of MFS Variable Insurance Trust II, pursuant to which Massachusetts Investors Growth Stock Portfolio will acquire all of the assets and liabilities of the Capital Appreciation Portfolio (the “Reorganization”). The Registration Statement includes a shareholder letter, notice of meeting, combined Prospectus/Proxy Statement, and forms of voting instructions card and proxy which are proposed to be used by the Capital Appreciation Portfolio in connection with the Capital Appreciation Portfolio’s Special Meeting of Shareholders expected to be held on November 23, 2009. It is intended that definitive proxy materials be mailed to shareholders of the Capital Appreciation Portfolio on or around October 23, 2009.

If you have any questions or comments concerning the foregoing or the enclosed, please call the undersigned at (617) 954-5843.

Very truly yours,

BRIAN E. LANGENFELD
Brian E. Langenfeld
Vice President and Senior Counsel